UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission), dated June 14, 2012, regarding clarification on information about the Ordinary and Extraordinary General and Special Class A Preferred Stockholders’ Meeting of Nortel Inversora S.A.	3

Buenos Aires, June 14, 2012

Mr. President of the

Comisión Nacional de Valores

Re:	Ordinary and Extraordinary General and Special Class A Preferred Stockholders’ Meeting of Nortel Inversora S.A. (“Nortel”)

Dear Sir,

In connection with the information sent to you on June 13, 2012 relating to the resolutions approved by the Ordinary and Extraordinary General and Special “Class A” Preferred Stockholders’ Meeting of Nortel (“Nortel”), the undersigned, as Officer in Charge of Market Relations of Nortel, hereby informs you, with respect to the additional dividend corresponding to the “Class A” Preferred Shares for fiscal year 2011, approved as part of Item Two of the Meeting’s agenda, that the amount of AR$ 22,609,287 (including adjustment by CER (Coeficiente de Estabilizacion de Referencia) as of May 23, 2012) or AR$ 56.2708 per “Class A” Preferred Share timely reported, is subject to the CER applicable as of the date on which such dividend will be effectively made available. Therefore, the exact amount by which the Voluntary Reserve for the Future Distribution of Dividends shall be reduced, pursuant to the resolutions approved by the Meeting, will also depend on such adjustment.

Sincerely yours,

Jorge Alberto Firpo
Officer in Charge of Market Relations
Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 14, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager

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